OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

One Roq Spirits LLC

430 Virginia Street
Buffalo, NY 14201

www.oneroqclub.com


Club
ONE ROQ
VODKA

50000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 5,350,000 shares* of Membership Units ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 50,000 shares of Membership Units ($10,000)

Company	ONE ROQ Spirits, LLC
Corporate Address	430 Virginia Street, Buffalo, NY 14201
Description of Business	Internationally award-winning, health and luxury lifestylevodka brand, featuring world's first decentralized (member-owned) business model
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.20 / Membership Unit
Minimum Investment Amount (per investor)	$100

Club Privileges (Perks)*

Silver Membership (Invest **$100 to $449**) // Receive up to 500-2245 shares of equity,all Privileges of the club, and two complimentary pieces of ONE ROQ luxury apparel.

Gold Membership (Invest **$450 to $2,499**) // Receive up to 2,250-12,495 shares ofequity, all Privileges of the club, and three complimentary pieces of ONE ROQ luxuryapparel.

Black Membership (Invest $2,500+) // Receive up to 12,500+ units of equity, all Privileges of the club, four complimentary pieces of ONE ROQ Vodka luxury Apparel, and a private dinner with the Founder.

All privileges & perks begin after the offering is completed, less those "In Development."

The 10% Bonus for StartEngine Shareholders

One ROQ will offer 10% additional bonus shares for all investments that arecommitted by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested inthe StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $0.20 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $2.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine CrowdfundingInc. investors receive their countersigned StartEngine Crowdfunding Inc. subscriptionagreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ONE ROQ Spirits, LLC is a privately held, lifestyle adult beverage company that produces award winning spirits under the "ONE ROQ Vodka" and "Own Your Spirit" trademarks. The company was founded in 2012 by award-winning brand strategist and serial entrepreneur, J. Garrett Green. The company's business model centers on marketing its products through a 'direct-to-consumer' business model that allows consumers to home-deliver or request its products through select retailers. A defining feature of the company's operations is its experiential lifestyle platform, ONE ROQ Vodka Club, which offer qualified applicant consumers the privilege of purchasing equity memberships in the brand while enjoying unique privileges designed and provided by the club.

Sales, Supply Chain, & Customer Base

ONE ROQ Spirits relies on a highly efficient network of trusted wholesalers, retailers, and 3rd party online fulfillment companies to make its products available to its members via home delivery and approved retailers.

Competition

ONE ROQ operates its brand in the "Premium" and "Premium, High-end" price segments of the vodka market. Inside these segments include brands such as Grey Goose, Ciroc, Kettle One, Chopin, Tito's, Absolute, Stoli, Skyy, Smirnoff, and others. To date, these brands have built themselves using a range of lifestyle marketing and advertising strategies. As the market moves forward, so does the understanding and expectations of the consumer. ONE ROQ intends to surmount this competition by building itself as an iconic luxury brand that offers consumers what the establishment won't: ownership in the brand you drink - and the actual lifestyle rewards that come with it.

Liabilities and Litigation

The company has accumulated a manageable amount of debt it intends to begin servicing proceeding the commencement of its relaunch, and presently has no active or pending litigation.

The team

Officers and directors

J. Garrett Green	Founder, CEO, and Manager

J. Garrett Green
Garrett has 14 years of professional product development, marketing and investment experience within the consumer goods industry. As the Founder and CEO of ONE ROQ, Garrett is responsible for leading all aspects of brands US and international brand strategy. Last Three Years In Summary: From 2005 to present, Garrett has served as the Founder and Director of Green & Co. Holdings, a privately held research, brand strategy and investment office. (www.greenandc.com). From 2012-present, Garrett has been the CEO, Founder, and Director of One Roq Spirits, LLC (primary position). From 2015-2017: Garrett served as Co-Founder, Lead Investor and Advisor to #getfried Franchise Group, an emerging Quick-Service Restaurant Franchise with 15 global locations (www.getfried.com). From 2016-2017, Garrett served as a key Inside Consultant that led the successful brand development and launch of National, Non-Dairy Brand, Elmhurst Milked. (www.ElmhurstMilked.com) Garrett commits 100% of regular working hours to the day-to-day operations of ONE ROQ Spirits, LLC.

Number of Employees: 2

Related party transactions

Notes Payable - During the course of normal operations, the owner(s) have periodically made loans to the Company in order to timely meet operating obligations. The total amount due to Members for operating advances at December 31, 2017 was $ 7,017. Lease - The Company rents its office space on a month-to-month basis from its Member. During the years ended December 31, 2017 and 2016, the Company was charged $15,000 in related party rent expense. Guarantee - A related party personally guarantees certain trade accounts payable.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **General Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Regulated Industry** The liquor industry is one of the most regulated industries. In the U.S. Distilleries must abide by the three-tier distribution system, which, typically, puts the success of their product largely in the hands of a wholesaler that is likely carrying and representing competing products. Some states maintain a monopoly on distributing and retailing distilled spirits, yet all 18 of these states permit wine and beer to be sold by private retail outlets for off-premises consumption. The Alcohol and Tobacco Tax and Trade Bureau (TTB) regulates the production, marketing, and transport of distilled products.
- **The Transferability of the Securities you are buying is limited-new company.** Any Membership Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Loss of Investment or Iliquidity** While the company's plan is to grow and sell the company in the future, you should be prepared to hold your investment for the long-term, or lose your investment. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the distilled spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **The Market** The number of competitors is growing at a rate equal to or more

than the growth of the industry. Accordingly, only a percentage of the competition will survive in the market over the next few years. U.S. liquor companies compete directly with wine, beer, and international spirits manufacturers. Consumer alcohol preferences can shift quickly for a variety of reasons, including based on news articles, entertainment and celebrity trends, and health concerns. Spirits and wine have gained over beer in recent years, but beer sales still account for over 50 percent of the total market. Liquor's market share, currently one-third of the total U.S. alcohol market, is below its historical peak of 40 percent in the early 1970s, according to Distilled Spirits Council of the U.S. Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

- **Supply Chain** We depend on a limited number of third-party suppliers for the sourcing of all of our products. We do not have long-term written agreements with all of our suppliers. If our suppliers increase their prices, we may be limited to alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. The ability of key vendors to supply the Company with timely and quality products. The Company has sought to mitigate this risk by dual sourcing from suppliers.
- **Valuation** The company has determined the valuation based on their opinion, as well as strategic growth and financing plan. No one is saying - or can say - what the company is worth today. It's a question of whether you, the investor, want to pay this price for this security, and whether you believe the company will exceed its present stated value in the future based upon evidence the company has provided in its offering.
- **Projections** There can be no assurance that the company will meet the intended projections. There can be no assurance that the company will create sufficient demand for product, or that people think our products are a better option than the competition, or that we have priced the product at a level that allows the company to make a profit.
- **Retail & Distribution** ONE ROQ is dependent upon licensed wholesale distributors, retailers and online order fulfillment providers to move our products through a Federally regulated supply chain called the "Three-Tier System". The failure or inability of any of the Company's partners to adequately sell our products within our target territories could harm ONE ROQ's sales and result in a decline in its results of operations. Our business plan is dependent upon successfully negotiating strategic business partnerships with capable

wholesalers, retailers and 3rd party fulfillment companies. There can be no guarantees that our initial partnerships will continue for an indefinite time period, or yield a short-term and / or a long-term profit. Failure to leverage this partnerships would have a material adverse effect on our business, financial condition and results of operations. The ultimate success of our products also depends in large part on the ability and desire of retailers and distributors to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. Retailers, such as Total Wines and More, Specs, BevMo, etc., also distribute competitive brands and product lines. We cannot assure you that the Company's U.S. alcohol retailers will continue to purchase ours products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to the desired or targeted markets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- J. Garret Green, 100.0% ownership, Membership Units

Classes of securities

- Membership Units: 50,000,000

Voting Rights

The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to 55,000,000 Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

Distribution Rights

Except as otherwise provided in Article VIII, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

Rights to Receive Liquidation Distributions

The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for over seeing the winding up and dissolution of the Company and shall take full account of theCompany's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order: (i) First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors; (ii) Second, to Members and former Members in satisfaction of liabilities for distributions under Section 507 or 509 of the Act; and - 20 -(iii) The balance, if any, to the Members in accordance with their Percentage Interests.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

All Material Rights In Summary:

Each of the Members have certain rights as provided in the Company's operating agreement.

1. The Founder, J. Garrett Green owns more than a majority of the Membership Units in the Company and serves as the sole manager of the Company (the "Manager").
2. While each Member has right to vote on various matters (as described in the Company's operating agreement), Mr. Green owns sufficient Membership Units whereby able to unilaterally approve any and all transactions subject to the approval of the Members - including amendments of the Company's operating agreement.
3. Members are entitled to receive distributions of funds (in such amounts and at such times as approved by the Manager).
4. Additionally, in the case of liquidation of the Company, Members may be entitled to receive one or more distributions (subject to the determinations of the Manager).
5. The Company seeks to distribute quarterly, cash in a sufficient amount to enable Members to pay their U.S. federal income tax liabilities attributable to the net income allocated to each of the Members.
6. The Members have limited rights to transfer (sell) their Membership Units and certain proposed sales of the Units may be subject to a right of first refusal by the Company and the other Members. This means, if and when a member desires to transfer (sell) his or her units, the member must first offer the unit(s) to the Company and the Existing Membership, before he or she offers for sale the units to the original buyer.
7. Additionally, the ownership of such Membership Units is subject to "drag along" rights (i.e., rights of Members holding more than 50% of the Membership Units to require other Members to sell their Membership Units to a third party buyer). (This describes the potential "exit" event that company is targeting via industry acquisition, specifically.)

Restrictions on Transfer of Units

- Generally, any proposed transfers of Membership Units in the Company to individuals or entities that do not currently own Membership Units in the Company ("Third Party Buyers") are subject to a right of first refusal of the Company and each of the other Members to purchase the Membership

Units (the “Right of First Refusal”). (i.e., investors must offer to sell their securities to the company or other members before they can offer to sell to an outside 3rd party.)

- The specific terms of the right of refusal provision are set forth in the Company’s operating agreement. Additionally, there are certain proposed transfers of Membership Units that are exempt from the Right of First Refusal. Additionally, holders of more than fifty percent of the Company’s Membership Units (as applicable, the “Dragging Members”) can require all other Members to sell their Membership Units to a Third Party Buyer so long as the Dragging Members sell of their Membership Units to the Third Party Buyer.
- Again, the terms of this “drag-along” provision as well as all other terms, conditions and restrictions relating to transfers are set forth in the Company’s operating agreement.

What it means to be a Minority Holder

As a minority holder of Membership Units, you will have limited rights to influence company policies pertaining to the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company, or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from another offering.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

That beings said, the company feels confident it has taken measures that will help to prevent the potential for future additional issuance of units, protecting our initial investors.

Other events

As part of your potential investment it is also important to know that as part of the companies growth and financing strategy, it plans to conduct additional rounds of financing using Regulation CF and Regulation A+ securities exemptions. In order to proceed with these intended subsequent rounds of financing, the company may convert its corporate structure to a C-corp. This conversion will allow the company to avoid costly legal complexities associated with its plan to acquire a large number of shareholders and conduct an exit event.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

Background

From day one, the vision of ONE ROQ has been building a Nationally and Internationally recognized American vodka brand by delivering on award-winning, premium taste; affordable-luxury pricing; and world-class creative. Forgoing industry consultants, the Founder - a seasoned entrepreneur - leaped into the distilled spirits industry, investing to establish the foundational knowledge and expertise he knew would be needed to properly develop a business model to position itself for viability as a high-growth potential lifestyle brand.

Key Learnings From The Company's Foundational Investment

The distilled spirits industry, and each of its yearly 300 or so new entrants, are educated by industry members to develop their marketing strategies within the confines of the **Three-Tier System;** a Federally regulated supply chain where producers must sell their products to wholesalers, who must sell to retailers, who must sell to consumers (creating three degrees of communication separation between brands and their end-users). This system therefore requires brands (new entrants) to carefully align themselves with licensed distributors in each state who they will entrust – and work alongside of - to market their brands in the marketplace. For this model to have a chance of being effective requires large, sustainable cash outlays to be spent towards: 1. keeping the wholesalers focused on selling and building the brand; and 2. a effective consumer communications strategy to 'pull' product through retailers via creating consumer demand.

Success is limited for most new entrants under this traditional industry model due to the following factors:

- Investment to keep wholesalers focused on the brand marketing beyond the initial launch phase is challenging, as wholesaler focus is spread across a broad range of existing portfolio brand responsibilities imparted by pressure from their larger, supplier clients. Therefore, as a partner, *a wholesaler's value is more in the 'delivery' of the product rather than in the brand building that they advertise.*
- Investment to build the consumer market (*using traditional ad strategies)* is futile against the much larger and sustainable ad budgets of "big liquor."
- Without a direct customer acquisition strategy and a compelling value proposition to build the consumer market, new entrants are reliant upon wholesalers who charge for obsolete and unsustainable traditional marketing strategies that have limited to no chances for success

The results of ONE ROQ's initial years of operation are a testament of this reality. Recognizing this at the end of year four, the company chose to go on a holding pattern, spending nearly two years to analyze and develop strategy against these barriers. Today, ONE ROQ Vodka Club embodies that strategy and the current proposed relaunch.

Historical Operational Summary

Year 1 (2012) - Test Launch

The initial year of operation generated the company $201,138 in sales with a blended gross margin of 47% per case sold. With its initial launch the company invested approximately $247,266 in production and materials overstock that would be used to fulfill reorders throughout the year with its initial wholesale customers. Our initial sales were the result of several POs placed by new distributor partners which were created from the company's use of an exclusive industry broker (taking 10% of sales). As part of these new distributor relationships, the company was expected to commit further investment to support the wholesaler's efforts to "sell-in" the product to target markets. To this end, we invested $170,108 in the production of: point-of-sale displays, posters, bar mats, magazine advertisements, tastings, select outdoor advertising devices and commissions to distributor salesmen. The results of these investments yielded "decent" sell-in rates, but overall, the company was unimpressed with the initial performance of its distributor partners.

Year 2 (2013) - Multiple Market Launch W/ Traditional Industry Marketing Tactics

The company fulfilled $68,316 in reorders with a blended gross margin of 47% per case sold. We invested approximately $99,953 in production and materials overstock used primarily to replenish orders received from the initial wholesale customers. With product seeded in several US markets, and sell-through under plan, the company gleaned on advice of *industry* partners, and invested $238,857 in traditional marketing and advertising tactics in effort to "support" wholesaler partners . These efforts included point-of-sale displays, merchandise, billboard, magazine ads, aerial banners, event sponsorship, tastings, samples, and commissioned wholesaler salesmen. In tandem, the company contracted with several 3rd party staffing agencies to perform numerous weekly and monthly in-store tastings within our active markets. This, and the CEO's salary is reflected in G&A in the amount of $180,941. While the results of these tactics yielded unimpressive sales, the company was able to continue to bolstr the credentials of its brand

Year 3 (2014) - Reduction in Markets - Traditional Industry Tactics

The company generated sales of $115,487 with a blended gross margin of 43% per case sold (down 2% from uptick in market price of corn ethanol). We invested $107,426 in inventory production and materials overstock to fulfill reorders from existing wholesaler partners and sell to new wholesale partners. This year we took lesson from the prior years sales results from investing in traditional marketing and advertising tactics across a scattered number of markets, applying the appropriate changes. These changes included deleting and replacing under-performing wholesalers; reducing our number of focus markets from 7 to 1; implementing product line enhancements in the form of package design and flavor additions; and focusing brand message. Expenses associated with these changes - in addition to the localized relaunch of the new product line - totaled $180,033, inclusive of G&A.

Years 4 (2015) - Conclusion of Test Launch / Holding Pattern

The company generated sales of $51,278 with a blended gross margin back up to 47%. The company invested $90,762 in production and materials overstock to service existing wholesaler customers and did not look to add additional wholesale customers. This year was marked with a substantial reduction in marketing & advertising as the company began to come to terms with the limitations of its wholesaler-oriented marketing strategy. Consequently, the company placed itself on holding pattern in order to take the necessary time to rethink its business model.

Year 5 (2016) -- **Holdings Pattern Cont.**

While on hold, the company fulfilled sales of $2,292, performing the absolute minimum operational responsibility. Any debt, invoices or promotional activity was funded directly by the owner.

Year 5 (2017) -- **Holding Pattern Cont.**

While on hold, the company generated sales of $25,418 and invested approx $60,889 in inventory in preparation for relaunch under ONE ROQ Vodka Club.

In summary, ONE ROQ invested heavily into product development, marketing, and real-world industry exposure from years 2012 to 2015. The results of its investment, discussed above, established great insight into the operational and cultural barriers of the industry. Following this exposure, the company chose to apply holding pattern in order to conduct the necessary analysis and redevelopment on its overall operational and marketing strategies. This process took place from 2016 to 2017, which resulted in the innovation of ONE ROQ Vodka Club, a new operational and marketing model designed to circumvent the cost and communication barriers of the 3-Tier System with a legal, e-model that offers savvy, aspirational consumers a compelling opportunity to align with ONE ROQ's vision to systematically build the world's first members-only lifestyle spirit.

Financial Milestones

The company currently forecasts 2019, 2020 and 2021 revenue (including proceeds from club memberships) of $3.2 million, $9.2 million and $12 million, respectively. Corresponding Yearly Expenditures include: $1,365,000 in Y1, $4,280,000 in Y2, and $7,695,000 in Y3; and Net Income Before Taxes of $1,835,000 in YR 1, $4,920,000 in YR 2, and $6,205,000 in YR 3.

In order to accomplish these financial objectives, the company must enroll 10,000 club members in year 1; 35,000 in year 2; and 65,000 in year 3.

Key Assumptions

- The Average anticipated Club Enrollment amount per member: $200.00 (Silver Membership)
- Each Member will purchase an average of 6 bottles (one case) per year
- The company will sell its 6-bottle cases to the trade for: $90.00 and operate with a 45% gross margin in YR1; a 49% gross margin in YR2; and a 52% gross margin

in YR3

- Upon exceeding 50,000 cases in annual sales, the company will seek to conduct an exit in the form of an IPO or strategic industry sale.

Liquidity and Capital Resources

The company is currently reflecting operating losses and requires the infusion of new capital to meet the objectives of its business plan. If the company is successful in this offering, the company will continue to support its operations by raising capital under regulated crowdfunding offerings, equity or debt issuance, or any other method available to the company.

Using the anticipated available capital from this offering, the company anticipates pursuing subsequent crowdfunding capital raises which will allow the company to continue raising money (and enrolling members) direct from the public - via its club platform.

In the interim, the company is confident that the target $107,000 being sought in this offering and potential increase to $1.07M will give the company sufficient runway to operate its business, refine key foundational processes, and steward its initial founding members.

In the event qualification of the future capital raising or crowdfunding efforts are either delayed, or operating expenses of the business exceed as planned during this period, the company - as a fail-safe - will turn to a wide range of capital resources to provide the company the necessary financing to bridge the company's operations. This includes but not limited to: commercial lenders, accredited equity investors, and reward-investors.

Indebtedness

Unsecured Term-Notes Payable to Individuals The Company has the following unsecured term-notes payable to individuals maturing in May, 2018. Pursuant to mutual agreement between the Company and the lender, payment of the notes have been deferred indefinitely. $21,000 - Unsecured 51-month term-note payable to Scarp. Properties plus accrued interest 5% due May, 2018. $76,408 - Unsecured 14-month term-note payable to Scarp. Properties plus accrued interest 5% due May, 2018. $40,000 - Unsecured 13-month term-note payable to Scarp. Properties plus accrued interest 5% due May, 2018.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have undertaken several efforts to produce a valuation of the Company - and base this valuation primarily on the company's investments to date, sweat equity of the founder, several awards, accolades and cross promotions which have risen the profile of the brand, historical acquisition data, and the rapid potential of the company's new business model. Accordingly, the Manager believes a $10M valuation to be fair.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$107,000
Net Proceeds	$9,000	$963,000
Use of Net Proceeds:		
Production		$250,000
G&A	$2,000	$200,000
Marketing	$2,000	$500,000
Debt	$1,000	$63,000
Legal	$2,000	$150,000
Travel	$2,000	$50,000
Total Use of Net Proceeds	$9,000	$963,000

The initial use of Net Proceeds (up to $1,070,000) will be used to: 1. reinvest into the marketing of our Offering; 2. conduct the necessary financial reviews to allow the company to continue accepting money via start engine; 3. travel to each distributor and order fulfillment partner to establish quality controls for successful deliveries to members; 4. work with CFO to tie out experiential technology platform (i.e. the app for the Club); 5. travel to vendors to establish 2018 and 2019 material production schedules; and 6. pay debt.

Overall, we are seeking to raise up to $1,070,000 in this offering through our Regulation Crowdfunding offering. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will allow us to conduct a successful Regulation A+ offering, as well as a break-even for the company within 24 months. The use of the net proceeds of approximately $963,000 will be towards scaling the club's digital marketing & PR strategy, inventory production, legal filings, and general and administrative expenses associated with expanding the management team.

The detailed breakdown includes:

- Inventory (26%)
- G&A (21%)
- Marketing (16%)
- Travel (5%)
- Debt (7%).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at: www.ONEROQ.com, and will be located in the "Investor Relations" section, located via link at the footer navigation. In this section reports will be posted with title such as "Annual Report - 2019," and will be available within 120 days of the end of the issuer's most recent fiscal year. Additionally, Annual Reports can also be accessed via the ONE ROQ Club app.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR One Roq Spirits LLC

[See attached]

ONE ROQ Spirits LLC

Financial Statements
December 31, 2018 and 2017
With
Independent Accountants' Review Report

ONE ROQ SPIRITS LLC

Table of Contents


Smolen
Bonghi
Fleischmann LLP
Certified Public Accountants & Consultants


2425 Sweet Home Rd., Suite A
Amherst, New York 14228
p: 716.389.2900 | f: 716.260.1291


www.sbfllp.com

Independent Accountants' Review Report

To the Members of
ONE ROQ Spirits LLC
Buffalo, New York

We have reviewed the accompanying financial statements of ONE ROQ Spirits LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has experienced recurring net losses during its development period and has both working capital and members' equity deficiencies at December 31, 2018 and 2017. These conditions indicate that the Company may be unable to continue as a going concern without sufficient future funding. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Smolen | Bonghi | Fleischmann LLP

Amherst, New York
April 25, 2019

ONE ROQ SPIRITS LLC

Balance Sheets
December 31, 2018 and 2017

	2018	2017
ASSETS		
CURRENT ASSETS:		
Cash	$ 28,549	$ 183
Inventory	43,705	60,889
Total current assets	72,254	61,072
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	19,260	19,260
Less: accumulated depreciation	(19,260)	(19,260)
	-	-
TRADEMARK COSTS, NET	657	590
	$ 72,911	$ 61,662
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES:		
Notes payable	$ 146,502	$ 146,502
Trade accounts payable	69,744	59,782
Accrued interest	10,243	5,162
Total current liabilities	226,489	211,446
NOTE PAYABLE - MEMBER	14,581	-
	241,070	211,446
MEMBERS' DEFICIT	(168,159)	(149,784)
	$ 72,911	$ 61,662

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Statements of Operations and Members' Deficit
For the Years Ended December 31, 2018 and 2017

	2018	2017
NET SALES	$ 9,992	$ 25,418
COST OF GOODS SOLD	15,982	19,703
GROSS PROFIT (LOSS)	(5,990)	5,715
OPERATING EXPENSES:		
Advertising and marketing	33,064	7,995
Rent	17,732	19,240
Legal and professional	11,881	7,204
Computer and internet	4,125	10,481
Travel and entertainment	2,993	5,058
Auto and truck	53	1,365
Depreciation and amortization	33	2,466
Other operating expenses	594	886
	70,475	54,695
LOSS FROM OPERATIONS	(76,465)	(48,980)
INTEREST EXPENSE	(7,581)	(6,768)
NET LOSS	(84,046)	(55,748)
MEMBERS' DEFICIT:		
Beginning of year	(149,784)	(109,656)
Member contributions	65,671	15,620
End of year	$ (168,159)	$ (149,784)

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (84,046)	$ (55,748)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	33	2,466
Noncash contributed expenses (Note 7)	15,000	32,513
Net changes in assets and liabilities affecting operating cash flows:		
Inventory	17,184	(48,389)
Trade accounts payable	9,962	(855)
Accrued interest	5,081	(2,326)
Net cash used in operating activities	(36,786)	(72,339)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Trademark expenditures	(100)	(225)
Net cash used in investing activities	(100)	(225)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of notes payable	-	116,408
Proceeds from issuance of note payable - member	14,581	-
Principal repayment of notes payable	-	(19,906)
Member contributions (distributions)	50,671	(23,910)
Net cash provided by financing activities	65,252	72,592
NET INCREASE IN CASH	28,366	28
CASH:		
Beginning of year	183	155
End of year	$ 28,549	$ 183
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION:		
Interest paid	$ 2,500	$ 9,094

See Independent Accountants' Review Report and Notes to Financial Statements.

1. NATURE OF OPERATIONS

ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer which primarily produces vodka under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing facilities located in Denver Colorado (Milehigh Spirits) and Bend, Oregon (Bend Distilling) with self-production as an important tenant of its future business plans.

Since its inception, the Company's activities have been primarily focused on product and brand development, market research, distribution relationship procurement, finance and the development of an overall competitive marketing advantage. As a result, the Company has experienced recurring net losses during its development period and has both working capital and members' equity deficiencies at December 31, 2018 and 2017. These matters raise substantial doubt about the Company's ability to continue as a going concern without sufficient future funding.

The Company plans on raising additional equity investment funds to meet the objectives of its business plan. During December 2018, the Company offered to sell up to 5,350,000 membership units for a total offering of $1,070,000 in connection with its proposed regulated crowdfunding campaign. As of the date of these financial statements, gross proceeds of $279,000 prior to intermediary commissions were raised pursuant to this offering. The Company will continue to support its operations by raising additional capital through regulated crowdfunding offerings, equity or debt issuances. However, there are no assurances that management will be able to raise the required capital on terms acceptable to the Company and this may significantly impact its business, financial condition and operating results. These financial statements do not include any adjustments that might result from these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The Company considers all cash accounts which are not subject to withdrawal restrictions and certificates of deposit with original maturities of three months or less to be cash equivalents. Substantially all of the Company's cash balances are held with one financial institution. Cash and cash equivalents may exceed federally insured limits at various times throughout the year. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk.

Trade Accounts Receivable – The Company uses the reserve method to account for uncollectible accounts receivable and reviews its accounts on a monthly basis. Allowances for potential credit losses are determined based on an evaluation of the composition of accounts and expected credit trends. When an account is deemed uncollectible, the Company charges expense.

Inventory – Inventory, consisting of various beverages and supplies, is valued at the lower of cost or net realizable value, determined on a first-in, first-out basis.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (5 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)**

Trademark Costs – The costs of obtaining trademarks are capitalized and amortized over a 15-year period using the straight-line method. At December 31, 2018 and 2017, the amounts in the accompanying balance sheets are reflected net of accumulated amortization of $168 and $135, respectively.

Revenue Recognition – The Company recognizes revenue on product sales when pervasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is assured. These conditions are generally met at the time of shipment.

Shipping and Handling Costs – Shipping and handling costs are included in cost of goods sold in the accompanying financial statements.

Advertising Costs – The costs of advertising are charged to expense in the period incurred.

Income Taxes – The Company is a Limited Liability Company ("LLC") and not a taxpaying entity for income tax purposes. As an LLC, the Company's member is liable for individual federal and state income taxes on the Company's taxable income. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. At December 31, 2018 and 2017, management believes the Company had no uncertain tax positions that would require adjustment to or disclosure in the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. By statute, the Company's tax years subject to audit are 2017 through 2019.

Significant Concentrations of Credit Risk – During the years ended December 31, 2018 and 2017, substantially all of the Company's sales were to one customer.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for the Company beginning January 1, 2019. The Company is currently evaluating the potential impact of adopting this accounting standard update.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2019 and April 25, 2019, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties, an unrelated party. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes indefinitely. The notes payable totaled $146,502 at December 31, 2018 and 2017.

4. MEMBERS' EQUITY

The Company is authorized to issue up to 55,000,000 membership units. As of December 31, 2018 and 2017, Mr. J. Garrett Green owned 99.26% and 100%, respectively, of the Company's 50,373,781 and 50,000,000 outstanding membership units.

Pursuant to the Company's third amended and restated operating agreement, additional membership interests may be issued at the direction of the member and upon execution of an adoption agreement. Each membership unit entitles the holder: (1) to one vote, except for certain interested transactions, as defined; (2) to receive its pro rata distributions made by the Company; and (3) to enjoy all other rights, benefits and interests in the Company. All items of income, gain, loss, deduction and credit of the Company shall be allocated to the members pro rata in accordance with their percentage ownership interests. Additionally, the amended and restated operating agreement restricts the sale or transfer of ownership interests, other than certain permitted transfers, in that the selling member must provide the Company and other membership holders the right of first refusal at least 45 days prior to any such transfer, as defined in the agreement. Further restrictions on the transferability of the membership units also exist pursuant to the Company's regulated crowdfunding offering (Note 1).

In addition, the amended and restated operating agreement contains certain drag-along provisions whereby holders of more than 50% of the Company's membership units may sell all of their membership units to an unaffiliated third party as part of a sale of all equity of the Company. In such case, such 50% holders shall have the right to include the other members' membership units in the sale by providing the other members with written notice of the transaction, as defined in the agreement.

5. RELATED PARTY TRANSACTIONS

Notes Payable – At December 31, 2018, the Company had a note payable to Mr. J. Garrett Green in the amount of $14,581. The note had no formal repayment terms or stated interest rate.

Lease – The Company rents its office space on a month-to-month basis from a member. During the years ended December 31, 2018 and 2017, the Company was charged $15,000 in related party rent expense.

Guarantee – A related party personally guarantees certain trade accounts payable.

6. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases its office space from a member and other storage space from an unrelated party on a month-to-month basis. Total rent expense was $17,732 and $19,240 for the years ended December 31, 2018 and 2017, respectively.

Litigation – Management has assessed that there is no threatened or pending litigation against the Company or any of its officers.

7. NONCASH FINANCING ACTIVITIES

During the years ended December 31, 2018 and 2017, the Company's member paid $15,000, respectively, of Company-related expenses personally which were reflected as member capital contributions in the accompanying financial statements. Additionally, during the year ended December 31, 2017 the Company converted $7,017 of related party notes payable to member's equity. Accordingly, these noncash transactions have been excluded from the accompanying statements of cash flows.

* * * * * * * * * *

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


ONE ROQ Spirits is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.
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Club
ONE ROQ
VODKA
ONE ROQ Spirits
Luxury Spirit & Lifestyle Platform
Small OPO Buffalo, NY Advertising and Marketing
Accepting International Investment
Overview
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Own Your Spirit

Invest in ONE ROQ Vodka Club

When award-winning product developer and serial entrepreneur, Garrett Green entered the spirits market in 2012, he knew he wasn't going to be able to beat the giant brands at their own game. So, for three years he invested to learn the industry, refine his product, and develop an innovative business model designed to break through their barriers... Today, you can become a Founding member that launches that business model to capitalize on the rare opportunity of building a globally recognized, luxury-lifestyle vodka brand, through **ONE ROQ Vodka Club.**



Our Mission

We love making a superior spirit, but our true passion is sharing the spirited life. For this, ONE ROQ invites you to **Escape The Ordinary,** by **Owning Your Spirit.**

The Very Beginning

In the mid 2000s, Garrett became inspired by the success of French luxury vodka brand Grey Goose Vodka after selling to Bacardi Ltd. for $2 billion a few years earlier - but wondered why the market didn't have an iconic **American-luxury** brand equivalent. Using his entrepreneurial instinct, he saw this as a once in a lifetime opportunity to enter in the $70+-billion-a-year distilled spirits market.

Garrett commenced by scouring US farms and distillers in search for the perfect recipe, eventually discovering a distinguished blend of artisanal mountain water from the Colorado Rockies, and hand-picked sweet corn from the American mid-west. He then began his meticulous process of design, developing the vessel and choosing the name.


Club
ONE ROQ
VODKA
SUPER-PREMIUM
AMERICAN
ONE ROQ

The Name

Garrett believes that success requires immense physical and emotional strength in order to overcome the constant challenges of life. With this, the idea of being reliant upon the *self* to consistently find *strength*, led to the notion of "a rock" -- and "ONE ROQ" was born.

Validation

With a finished product, Garrett launched ONE ROQ in 2012, and within 120 days of its introduction, it won the first-place gold medal for taste and design in the 2012 International SIP Awards In San Francisco - the world's largest, ***consumer-judged*** tasting competition - validating ONE ROQ's superior quality, taste and diverse consumer appeal.

Industry Barriers

Over the course of three years, ONE ROQ invested the foundational capital to refine its packaging, build a trusted distribution network, and gain first-hand, exposure to several industry barriers that routinely blind-side new brands. From this experience, Garrett concluded that to be successful in the industry, a brand cannot stand on award-winning credentials alone. The industry's "3-Tier System," "Pay-to-Play" culture, and exhaustive use of lifestyle marketing schemes deployed by larger brands were key barriers to be surmounted with marketing strategy of an alternative realm.

The Problem We're Unveiling

"Lifestyle Marketing:" is the common practice of large industry companies placing their brands inside the images of successful or attractive lifestyles. This method is used in an attempt to have us believe that if we buy those brands, we in turn acquire those lifestyles - even "success" in society. ONE ROQ knows this is deceptive, and that the real lifestyles are in reality enjoyed by the owners of brands.

The Solution

So, in 2016, ONE ROQ abandoned the traditional industry marketing mold, transformed its brand philosophy and redeveloped its business model with **ONE ROQ Vodka Club -** an industry-first, experiential platform redefining the lifestyle spirit experience through the luxury of brand ownership, and the *genuine* lifestyle **Privileges** that come with it.


AMERICAN
ONE ROQ
VODKA
OWN YOUR SPIRIT
ONE ROQ

All images are created and owned by the Company.




SMALL BATCH
VODKA

Current Stage

We are currently seeking up to $1.07M to commence the legal, marketing and inventory production requirements to launch the ONE ROQ Club platform.

The Foundation Is Ready

We've invested heavily to develop an award-winning product, establish deep expertise in the market, and innovate the strategy to achieve material growth to position the company for future success. *(Refer to our Projections and Historical Exits diagram below.)*

The Opportunity

By investing today, investors have the outstanding opportunity of acquiring equity at the ground floor of our re-launch. Once an owner, relish in the **Privileges of the Club.**


OWN YOUR SPIRIT
ONE ROQ

(Pictured Above): J. Garrett Green, Founder

Club Privileges

- **Equity Ownership:** Align at the owner level with an award-winning, luxury brand.
- **Distribution:** Receive an annual payment as a percentage of company earnings in profitable years.
- **A Vote:** Influence company direction by casting votes on future initiatives such as: new products, packaging, club privileges, and more.
- **24/7 Concierge:** Use our on-demand ordering and gifting services for stocking the home bar, or sending gifts to friends, family and colleagues.
- **Lifetime Discount:** Up to 40% off merchandise when ordered through the club.
- **VIP Events (In Development):** Enjoy VIP access to special events sponsored by the company.
- **Lifestyle E-Magazine (In Development):** Receive our quarterly, lifestyle e-magazine currently in development with original content and tips covering: travel, home entertaining, dating & relationships, and more.
- **Carry Request (In Development):** Use to make ONE ROQ available at your favorite neighborhood bars, restaurants or retailer.
- **Share The Club:** Once a member, build the value of the company by inviting friends to join. Simple.

Escape The Ordinary - And Own Your Spirit

The Offering

Investment

$.20/unit | When you invest you are betting the company's future value will exceed $10.1M.

Membership Levels // Club Privileges // +Perks*

Silver Membership (Invest $100 to $449) **//** Receive up to 500-2245 units of equity, all Privileges of the club, and two complimentary pieces of ONE ROQ luxury apparel.

Gold Membership (Invest $450 to $2,499) **//** Receive up to 2,250-12,495 units of equity, all Privileges of the club, and three complimentary pieces of ONE ROQ luxury apparel.

Black Membership (Invest $2,500+) // Receive up to 12,500+ units of equity, all Privileges of the club, four complimentary pieces of ONE ROQ Vodka luxury Apparel, and a private dinner with the Founder.

****All privileges & perks begin after the offering is completed, less those "In Development."***
(Images below are for display purposes only - available merchandise will vary.) Previously agreed upon perks still apply.



Longsleeve



Polo


ORVC

Athletic Brim



California Hoodie



V-neck Tee



Quarter Zip



Straight Brim


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Accomplishments To Date

From 2012 to 2015, ONE ROQ Spirits invested nearly $1M in comprehensive research and development. Through this initial investment, we were able to develop a beautiful and award-winning product, build a stable operating infrastructure, establish a tremendous understanding of the industry, and become the beneficiary of several accolades from renowned international organizations verifying the outstanding quality, reputation and vision of our brand. Some of these organizations include: Robb Report Magazine, the International SIP Awards, Bentley Motors, Elite Traveler Magazine, Black Book Magazine, BIN Magazine, and others.

However, to date, our most important accomplishment was our ability to apply the early investment of the company as an opportunity to improve our knowledge and overall marketing strategy within the industry. Candidly, we have endured numerous industry lessons. Lessons which routinely defeat the seemingly most promising of beverage brands. Through this process, it was able identify and develop a highly differentiated cultural approach presenting the company, with the rare opportunity of becoming a breakthrough brand within the coveted industry category of premium vodka.



Key Highlights

- $1M invested in research, development and industry experience
- 5,000+ cases sold ($500k) in initial test launch
- Distribution network ready in key states
- Foundational credentials:
    - International Awards (Intl. Sip Awards)
    - Luxury Brand Partnerships (Robb Report, Bentley, Etc)
    - Indirect Endorsements (Catherine Zeta Jones)
- Development of innovative 'Owners Club' featuring equity, VIP events, customized content, gifting, and retailer carry requests -- all


AMERICA'S

underpinning a next-gen lifestyle experience offering.

- Development of disruptive Cultural Ad Campaign "Own Your Spirit" promoting creative expression, consumer equality and individuality through next-level brand access and ownership.

Our Labels


Club
ONE ROQ
VODKA
Please Drink Responsibly

INTERNATIONALL Y AWARD -WINNING
GLASS & COPPER COLUMN DISTILLED FROM AMERICAN CORN
AND MID-WESTERN MOUNTAIN WATER

Recipient of the Gold Medal in the International SIP Awards
the world's largest consumer owned and judged tasting competition.

***

Distilled + Filtered 5x From American Non-GMO Corn

***

No fillers, thickeners or sugar to create the sensation of mouthfeel.

***

A natural, clean and silky mouthfeel with a subtle hint of sweetness at the finish.

****

GLUTEN FREE *** SULFITE FREE *** SODIUM FREE

Order Here Now

ONE ROQ Vodka



ONE ROQ Loganberry (Raspberry + Blackberry)



ONE ROQ Dark Chocolate Truffle (Coming Soon)



ONE ROQ Magenta Raspberry (Coming Soon)




AMERICAN
ONE ROQ
VODKA

ONE ROQ
Loganberry

ONE ROQ
DARK
Chocolate
TRUFFLE

ONE ROQ
Raspberry

Why We Are in Position to Potentially Become the Most Promising Spirit Company in America

Key Differentiators

- A first of its kind **gluten-, sulfite-, and sodium-free recipe** serving the increasing health and allergy conscious consumer.
- Filtered and distilled using rare copper pot AND glass column distillation. Because, when you start honest ingredients, once is enough.
- **Internationally award winning** - for taste and design - from largest *consumer judged* competition in the world.
- Precise brand positioning targeting the **yet-to-be-established** 'Luxury-American' vodka category
- **$1M invested into industry experience** and foundational assets (recipe, brand, packaging, distribution infrastructure, strategic partnerships and differentiated marketing strategy). **We are an informed and highly experienced startup.**
- **Innovative "Owners Club"** (in development) will allow the brand to distinguish itself from every major brand by being the only lifestyle spirit owned and guided by the people.
- **Innovative Cultural Strategy**: ONE ROQ believes in the power of its ETHOS. Creating what we believe to be the first people-owned luxury spirit will allow the company to start a powerful dialog with the consumer and the media regarding historical privileges of the wealthy, consumer equality and the profoundly important economic and cultural transformation benefiting aspirational and educated consumers.
- **Direct -to-Consumer Communication:** Traditionally, distilled spirits companies believe they must work with wholesalers to communicate their brand's unique value propositions to the end users. However, the use of the wholesaler under traditional practices brings significant communication (and cost) challenges to new brands, as the model promotes three degrees of separation between producers and their end users (i.e., supplier --> wholesaler -->retailer--> end-user), as well as a 'diffusion of responsibility' on behalf of wholesalers and retailers who sell hundreds, if not thousands of other brands. So, we asked the logical question: How can we truly rely upon a wholesaler to accurately and passionately communicate the unique selling features of our brand to retailers, who then would turn around and accurately represent that same messaging to consumers? (The answer: you can't.) So, instead, we deploy direct-to-consumer methods using digital media marketing and face-to-face promotions via tastings and events to reach and communicate with our end users and acquire them through the ONE ROQ Club offering. **Through this approach, ONE ROQ can control its destiny.** *(Note: ONE ROQ is required to sell through a federally regulated supply chain, known as the three-tier system, and lawfully uses this system to carry out the retail availability and home delivery of its product.*


Escape The Ordinary
ONE ROQ
And Own Your Spirit


Creative Excellence

ONE ROQ will launch print, video and ground promotional assets bearing the "Escape The Ordinary," "Own Your Spirit," and "Members-Only" slogan and taglines driving focus to our


CATEGORY POSITIONING
LUXURY-AMERICAN

Brand Positioning

ONE ROQ will acquire the luxury and aspirational groups from the established and growing market of American vodka consumers by positioning itself as the luxury-American


LAUNCH PLAN

Launch Plan

Key distributor and retailer partners have been established in the State of New York, Florida and California and are ready to begin fulfilling orders for the 1st phase of our launch.

company's ETHOS.

option.


INITIAL PRODUCTS
Flagship
Flavored

Initial Product Line

ONE ROQ will initially focus with its line of award-winning luxury vodkas. Additional product introductions, in and outside of vodka, will be considered based on the interest and demand of our members.


Best of the Best
SPECIAL ISSUE
Robb Report



Intl. Award-Winning Credentials

Presently, we believe ONE ROQ is the first-of-kind, gluten, sulfite and sodium free recipe targeting the growing health and allergy conscious consumer.
As a people-owned spirit, we are positioning ourselves within the growing shared and decentralized economies.


ONE ROQ
VODKA

Seasoned Leadership

Garrett has 14 years of professional startup and product marketing experience. Unlike a large majority of spirit start ups, Garrett has committed the initial risk capital that has allowed the company to establish a command of the industry and a differentiated strategy for success.

A Look Inside The Club

MEMBER PRIVILEGES
Club & App Features

Own Your Spirit
Align -- at the owner level--with an internationally Award-winning spirits company redefining what a spirit can be.

Financial Reward
Receive an annual distribution as a % of your club ownership in profitable years - plus the potential of upside via a possible future IPO or industry brand acquisition.

Voting
Influence company decisions by casting votes on future initiatives such as: new products, packaging, campaigns, and more.

Carry Requests - IN DEVELOPMENT
Request ONE ROQ to be carried in your favorite neighborhood bars or restaurants via the App.

24/7 Home Delivery & Gifting Concierge
Stock your personal bar or use to send gifts. Perfect for tasteful thank yous or thoughtful gifts to friends, family and colleagues.

Lifetime Discount
Enjoy a lifetime membership discount off all merchandise when purchased through the club.

VIP Events - IN DEVELOPMENT
Receive invitations to local and national events events. Enjoy discounted drinks, mingling, and entertainment.

Original Content - IN DEVELOPMENT
Receive personalized, monthly content on home entertaining, dating & relationships, travel, and more.


Track Your Stock
Order & Gift

ONE ROQ's Competitive Advantage Centers On The Marketing of the Industry's First Authentic Lifestyle Spirit Experience.

ONE ROQ Vodka plans to rapidly build product sales through the marketing of its differentiated lifestyle platform, ONE ROQ Vodka Club (ONEROQClub.com). Consumers who desire to be part of building "America's Luxury Vodka," through "Owning Their Spirit," are able to join the club to become an equity shareholder in the brand. Membership comes with a unique set of lifestyle privileges designed by the club to enhance their member experience. The company has designed the model to create clear contrast between itself and its less genuine (and generous) competitors; establish a powerful customer acquisition model, and build brand advocacy in a way never before done in the industry.

Visit The Website


ONE ROQ
JOIN
TASTE
Demo Mode



Key Communication and Customer Acquisition Methods
High-end Short Films, In-Store Engagement, VIP Events, PR and Direct Response Digital Marketing will be our primary communication methods used to reach vodka drinkers throughout the world, as verified on social media.



Members Card // Special Events
Request It For Favorite Places

The Market

The $74 Billion global beverage alcohol market is undergoing two macro trends: enormous industry consolidation into five international majors and an explosion of small, premium craft brands driven by skilled marketing and consumer demand. Vodka accounts for approximately 32% of the distilled spirits market, with the category growing at just under 6% per annum and flavored vodka growing at just under 8% per annum. The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" (aspirational) consumption. This macro industry trend has led to the creation of numerous start-up "craft" brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess to sell larger volumes of portfolio brands, rather than harness resources to internally develop. This market environment has led to on-going demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples ranging from 8x to 30x sales with acquisition candidacy triggered at the 30-100kcases ($10M) per annum in gross sales can be referenced in the "Historical Acquisitions" exhibit and diagram.

Source

Significant Market Stats

- Vodka maintains a dominant market share over all distilled spirit categories with a 10+ year track record of continuous YOY growth - it is the preferred spirit of consumers for ease of drinking, mixability, and price - (Source: Discus.org)
- The total number of vodka consumers in the US is approximately 51M adults - (Source: IWSR 2018)
- 40M people on Facebook (alone) have a confirmed interest in vodka, and about three times that number in alcohol in general - (Source: Facebook.com)
- We believe the US alcoholic beverage industry sustains itself in both strong and weak economies.
- We believe, until now, owning your own luxury spirits brand was a privilege only accessible to the wealthy.

ONE ROQ is changing this.



ONE ROQ



Historical Acquisition Trend
$100M
$50M
$21M
$14M
$7M
$140K
REVENUES
Min. Acquisition Metrics
30,000 cases
$2B
GreyGoose®
$1B
CasaAmigos®
$200M
Hypnotic®
$91M
42 Below®
$39M
$90M
1K
50K
100K
150K
200K
250K+
CASES SALES

The Historical Industry Acquisition trend illustrates that ONE ROQ needs to establish 30-50,000 cases to enter salable territory.

- Common denominator of break-through brands: 30,000 cases per year
- Ave. Acquisition Multiples: 8-30x CASE sales
- Ave. Years in operation at sale date: 3.5-4 years
- Ave. Topline Sales: $10-20 million

ONE ROQ will aim to generate 30,000 cases in sales within 2.5 years, and case sales of 50,000-100,000 cases by years 3.5-4.

This Historical Industry Acquisition chart generated internally based on Company research.
Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. For more information, refer to the Financial section (Financial Milestones) of this offering.



TARGET PROJECTIONS
100M
90M
70M
50M
20M
Valuation
Assumes the purchase of (1) 6-bottle case per member, per year
50,000 Cases/ Members
25,000 Cases / Members
10,000 Cases Members
Key Events


Co.
10M
5,000 Cases / Members
Founders Round I - Raising $1.07M
We are here
Foundational Investment by Company - $1M
YR 1
YR 2
YR 3
YR 4
Time

Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. For more information, refer to the Financial section of this offering.

The Founder

ONE ROQ Spirits was founded and developed by American entrepreneur, and award-winning product developer, Garrett Green. As CEO, Garrett leads ONE ROQ's brand strategy with unique millennial insight and operational talent from 14 years of immersive consumer marketing and advertising experience having Founded, Co-Founded and consulted for several uniquely positioned, consumer start ups. Today, Garrett is the CEO of ONE ROQ Spirits, a Co- Founder of the emerging quick-service restaurant franchise, #getfried (www.getfried.com), and a former inside consultant that contributed to the successful National launch of non-dairy milk brand, Elmhurst Milked (elmhurstmilked.com)


Club
ONE ROQ
VODKA

Interesting Facts About Garrett

- Prior to a career in marketing and entrepreneurship, Garrett was a competitive amateur golfer that trained with and competed along side globally ranked golfers such as Paula Creamer and Justin Rose while attending Leadbetter Golf Academy at IMG Academies in Bradenton, Sarasota.

- Garrett is of the same family descent as American History war hero, General Nathaniel Greene, General George Washington's Major General, whose battle record sealed the fate of the American Revolutionary War, and the future of America.


AMERICAN
ONE ROQ
VODKA
ONE ROQ

FAQS

What is ONE ROQ Vodka Club?
ONE ROQ Vodka Club is the experiential lifestyle platform of ONE ROQ vodka. When you join, your purchasing ownership in the brand through a membership, and in return, receiving access to genuine lifestyle privileges that accompany it.

Why ONE ROQ Vodka Club?
ONE ROQ believes that *genuine* lifestyle spirit companies should offer *genuine* lifestyle privileges - this includes the opportunity to reap both lifestyle *and* financial reward.

How does the Club work?

1. **LEARN**: Prospective Members are required to read all club offering material made available through the ONE ROQ Club website and our funding partner website, StartEngine.com
2. **TASTE**: Before, during or after joining, prospective or enrolled members are able to order the product at their leisure through our 24/7 Concierge service via 1-877-Spirits.
3. **INVEST TO JOIN**: When you are ready to join, proceed with the application and enrollment process (Note, Alcohol and Securities regulatory checks will apply). Once approved, simply invest. From here, you will be classified you into one of three Membership Levels representative of your investment amount. Once your investment is complete, be sure to follow prompts to download the ONE ROQ app, and create your official club account. From there, sit back, relax, and enjoy the privileges of the club.

For more information, visit our website at: www.ONEROQClub.com

What is the difference in Memberships?

The difference in Memberships is reflected based upon the amount you have chosen to invest. There are no other differences. All Members receive equal access to the Club's Privileges.

What are the Club Privileges?

The Club Privileges include:

- **Equity**: Align at the owner level with an internationally award winning brand targeting the potential of a future IPO or industry acquisition (exit).
- **24/7 Concierge**: Order or gift ONE ROQ Vodka anytime via the club. Perfect for stocking the home bar or gifting for special occasions. (Delivery restrictions may apply.)
- **Carry Requests**: An app tool designed to allow you to request ONE ROQ at your favorite retailers. (In Development.)
- **VIP Events** : Receive VIP access to local and regional events sponsored by ONE ROQ (In Development)
- **A Vote:** influence company direction by casting votes on new product offerings, package design, marketing & ad campaigns, club privileges, and the potential future location of our destination distillery(s). More details as to unit holders' votes are included in the operating agreement.
- **Quarterly Lifestyle Magazine** (In Development)
- **Distribution**: Receive an annual payment as a % of company earnings in profitable years - or when approved by the company.
- **Share The Club** - Once a member, build the value of the company simply by inviting others to join the club. Simple.

Is investing in ONE ROQ legal?

Yes, ONE ROQ is conducting a Regulation Crowdfunding offering with StartEngine, a funding portal that enables us to offer directly to the public.

How much can I invest?

As an non-accredited investor, you are permitted to invest up to 10% of your annual income. Accredited investors may be allowed to invest more than this.

Where can I try ONE ROQ?

ONE ROQ can be purchased through our website for home-delivery at: ONEROQClub.com. In the future, the product will be made available in select retailers of your selection by using the "Carry Request" app tool. Note, restrictions may apply based on location and phase of our distribution plan.

Can I buy ONE ROQ in market, too, or just online?

If ONE ROQ is not available at your desired retailer already, we have designed an app too that allows you to submit Carry Requests to place ONE ROQ in frequented retailers of your choosing. Once you've submitted the request, we work to place the product within 7 to days at that establishment, on your behalf.

I ordered product online. When will I receive my first bottle?

Deliveries take 3-5 business days from the time you order (delivery restrictions may apply based on location).

Can I cancel my Membership?

You can't 'cancel your membership. However, if you elect, you may sell your membership after 1-year if you desire. (For more information, please read more on "Transfer Rights" in the Operating Agreement.)

Can I sell my member units back to the company?

You may be able to offer your membership units back to the company or existing membership, but only after 1 year.

What makes ONE ROQ mine?

When you join ONE ROQ Club, your buying a piece of the company and its brand in the form of equity units. Equity Units represent a financial interest in the company, which allows you to accept financial rewards as we grow, have a vote in company decision making, and align with the brand on a more intimate level when compared to other brands you may be accustomed to drinking. More details as to unitholders' votes are included in the Operating Agreement.

What are the commitments of the club?

There are no commitments of the club after you join, but we do hope you find features of the club helpful in supporting the company's mission and growth objectives, such as our **24/7 Concierge**, **Share The Club**, and **Carry Request** tools.

Why would I join ONE ROQ?

Our commitment to principled drinking and counter-culture ethos is everything. We align ourselves with like-minded members who see-through the veil of mass-advertising and the dysfunction of big industry. We encourage everyone to be free, independent thinking consumers. If you enjoy the privilege of alcohol, why not form a deeper relationship with a brand you own, guide, and benefit from along the way?

What makes ONE ROQ better than Grey Goose, Ciroc, Titos?

ONE ROQ is a hand-crafted vodka of unparalleled quality and taste - developed with over have a decade of meticulous ingredient sourcing and disciplined recipe tasting. Our first place gold medal in the largest consumer tasting competition in the world is a testament to this claim. What makes us this good? Some say it is a secret recipe made from two of the purest and most iconic ingredients in the country: Mid-Western, American Corn and artisan Colorado Rocky mountain water. Others say it is because it may be first and only gluten, sulfite and sodium free vodkas in the world. But if you asked us, its our unwavering belief that an authentic lifestyle spirit should offer authentic lifestyle reward.

Is ONE ROQ better than Titos Vodka?

ONE ROQ and Titos have a lot in common. We both are made from corn. We both have won first place gold medals in large competitions. We both promote our American-made values. We both come from small beginnings. And we both represent an underlying resistance to foreign-owned brands. However, ONE ROQ and Titos differ in that we invite our drinkers to become more intimately connected with our spirit; to own our brand; to guide its direction; and benefit beyond the glass.

What kind of events will ONE ROQ sponsor / produce?

ONE ROQ will focus on sponsoring and producing events for its membership that include social mixers, concerts, sporting events, creative events and even galas. Members will be given VIP access to all events which may include complimentary food & drink

Is One Roq Club legal?

Yes, ONE ROQ Club is legal, and we want everyone to be aware of the laws governing the company's operation. The two important laws governing our operation include securities law called Regulation Crowdfunding (this is how we are able to accept money in exchange for equity in our company); and also, a Federal and State Alcohol Law known as the Three-Tier System, which governs the flow of ours goods through the supply chain.

The Three Tier System is a federally regulated supply chain requiring that all alcoholic producers sell their products to a licensed wholesaler, who in turn must sell to a licensed retailer, who in turn are able to sell to you. Because it could jeopardize our operations, it is important we state that ONE ROQ does not sell its products direct to its members, as this is would be in violation of the Three Tier System. In lieu, the company partners with industry approved, online portals that work with your local retailers to deliver our products to you. Our partner is 1-877-Spirits, a trusted online delivery service of alcoholic beverage for over 30 years - otherwise known as our Online Concierge.

For more information regarding these laws, please visit: SEC.org, TTB.gov or view our Offering Summary

Do I need to join to buy ONE ROQ?

No, you do not need to join ONE ROQ Club to buy ONE ROQ Vodka. But, you'll miss out on all these incredible Club Privileges.

What are the benefits of joining?

See Club Privileges.

Can I sell my equity?

You cannot sell your equity for 1 year, or until the company goes public, or is acquired by a larger company. In the event the company conducts an IPO on stock exchange, you will be able to work with our transfer agent to sell your stock. In the event the company is acquired, you will be able to receive payment for your stock to collect potential earnings.

Do I need to invest to join the club?

Yes, when you invest, you are in essence joining the club - and vice versa.

What is ONE ROQ's valuation?

ONE ROQ is currently valued at $10,000,000.

What if my store/bar doesn't carry ONE ROQ?

Use the ONE ROQ app to submit a **Carry Request.** We work to place ONE ROQ within 14 days in the retailer of your choice (delivery restrictions may apply based on location).

Do I get a discount buying ONE ROQ if I join?

Yes, as a Member you receive a lifetime discount of up to 40% product whenordered through the club. Note, due to Federal and State laws, ONE ROQ can not guarantee pricing or discounts in the market (i.e., in liquor stores, bars, etc). However, it is legal for you to ask your retailer if they would extend an owner's discount.

How do I buy ONE ROQ right now?

You can buy ONE ROQ through our Online Concierge and have the product home delivered to you. All orders are fulfilled through 1-877 Spirits.com. Alternatively, you can also check local retailers. If the product is not available in local retailers, you can submit a **Carry Request** using your app. (Note, restrictions may apply based on your location and the stage of our distribution plan.)

Can I get a free sample before I join?

Due to state and federal liquor laws, consumers cannot receive free alcohol. Sorry :(

Will the cost of ONE ROQ come down over time?

Yes, the company will pass value onto its members as it achieves growth and economies of scale.

What is the difference between a Membership "Unit" and a "Share" of Stock ?

"Units" are used to describe the measure of ownership when a company's legal structure is a LLC. "Shares" are used to describe the measure of ownership in a C-Corp or an S-Corp. ONE ROQ Spirits is currently structured as an LLC, but will evaluate the advantages of converting to a C-Corp upon material growth of the company.

Will ONE ROQ always be an LLC?

ONE ROQ Spirits is currently structured as an LLC for tax purposes, but will evaluate the advantages of converting to a C-Corp upon material growth of the company.

March 12, 2012



ONE ROQ Spirits is Founded by J. Garrett Green

Company files with New York State on March 12, 2012.

June 2012

Initial Product Line Developed

Garrett commits initial capital to develop the original line of products.

July 2012


BlackBook

ONE ROQ Throws Launch Party in Hollywood

ONE ROQ is covered by Black Book magazine after its private debut in Hollywood.

August 2012



ONE ROQ sets up distribution for Test Launch

We begin selling ONE ROQ into an array of culturally diverse markets and start learning about the traditional wholesaler and retail trade.

June 14, 2013


Best of the Best
Robb Report

ONE ROQ Debuts in Robb Report

Leading luxury firm features ONE ROQ in its premier publication.

July 22, 2013


BENTLEY

ONE ROQ attends Brunch with Bentley Motors

WATCH THE VIDEO HERE https://www.youtube.com/watch?v=lk0ZUxo8_qM

July 25, 2013



Catherine Zeta Jones Spotted Buying Bottles of ONE ROQ

On July 25, the National Enquirer published an article describing Catherine Zeta Jones purchasing bottles of Grey Goose and ONE ROQ outside of one of her estates in upstate New York.

February 2014



ONE ROQ Reaches 5000 Cases in Historical Sales

Using traditional industry marketing practices, ONE ROQ reaches 5500 in case sales.

May 2014



ONE ROQ Enhances The Products

ONE ROQ enhances packaging design and releases two new flavors with Dark Chocolate Truffle and Loganberry.

2015 to 2017



ONE ROQ Takes Pause To Analyze Data and Performece

We abandon the expensive traditional industry approach and begin deep think tanks on developing a more efficient business model.

March 2017


ORVC

We Conceive ONE ROQ Vodka Club and Own Your Spirit Platform

We begin the work to commercialize what we believe is the industry's first direct-to-consumer luxury spirit.

October 2018



The Club Launches

Garrett calls StartEngine to set up this "Founders Round I" and Launch ONE ROQ Vodka Club and the Own Your Spirit cultural campaign.

In the Press


BEVNET


RAND
LUXURY


BlackBook


MASERATI


BENTLEY


Best of the Best
Robb Report


elitetraveler


SIP AWARDS


BEVERAGE
MEDIA
GROUP

SHOW MORE

Meet Our Team



J. Garrett Green

Founder, CEO, and Manager

Garrett has 14 years of professional product development, marketing and investment experience within the consumer goods industry. As the Founder and CEO of ONE ROQ, Garrett is responsible for leading all aspects of brands US and international brand strategy. Last Three Years In Summary: From 2005 to present, Garrett has served as the Founder and Director of Green & Co. Holdings, a privately held research, brand strategy and investment office. (www.greenandc.com). From 2012-present, Garrett has been the CEO, Founder, and Director of One Roq Spirits, LLC (primary position). From 2015-2017: Garrett served as Co-Founder, Lead Investor and Advisor to #getfried Franchise Group, an emerging Quick-Service Restaurant Franchise with 15 global locations (www.getfried.com). From 2016-2017, Garrett served as a key Inside Consultant that led the successful brand development and launch of National, Non-Dairy Brand, Elmhurst Milked. (www.ElmhurstMilked.com) Garrett commits 100% of regular working hours to the day-to-day operations of ONE ROQ Spirits, LLC.

 



Heath Hettig

Technology

12 Years of senior web and mobile technology engineering experience. CTO of ONE ROQ Spirits. Mr Hettig dedicates up to 100% of working hours to the organization





Robert Dimmer

Communications

Business & marketing professional with an expertise in digital design, advertising, and communications. Mr Dimmer is the principle of Mr.Smith Marketing Agency, and is the agency of record for ONE ROQ Spirits. Approx 20% of the firms working hours are dedicated to the organization.





David Bonk

Accounting

Senior Leadership & Operating Executive | Consultant – MBA CPA,CITP,CGMA,CMA,CISA, CRMA,FHFMA,FACHE. Mr Bonk is the dedicated CPA and CFA for ONE ROQ Spirits, dedicating up to 12% of his firms weekly hours to the organization.





Ben Farber, esq

General Council

Partner @ Phillips Lytle LLP Specializing in Corporate governance, mergers and acquisitions, corporate finance and securities law compliance. Mr Farber is the corporate attorney on record dedicating up to 8% of his firms weekly hours to ONE ROQ Spirits legal matters.





Ken Sutter

Advisor - Finance

Executive Leader in the Bacardi Companies for over 31 years. . Led growth, brand acquisition and market expansion of the $6 billion global spirits company. As Chief Financial Officer and Senior Vice President for Bacardi USA, Ken implemented processes bringing together key stakeholders aligning key metrics to strategies supporting 14% yearly growth over a 7-year period to



Paul Beggan

Advisor - Sales & Operations

Executive Leader in the Bacardi Companies for 28 years. As Vice President of Sales for Bacardi USA, led a team of 200 sales people and over 70 US distributors to $1 billion of sales. Grew a wholly owned subsidiary from the 9th largest Bacardi Company to the 4th largest in a six year period. Helped deliver and lead a $250M Global Business Transformation Project and the



Todd Graham

Advisor - Marketing

Todd has been a visionary and leader in the distilled spirits and beer industry for over 25 years. He has worked with industry leaders Bacardi, Miller-Coors, and Brown Forman, among others. As founder of TEAM Enterprises, the largest spirits and beer experiential marketing agency in the US, he created platforms and programs that unleashed brands such as Grey Goose, Dewar's, Southern



Veronica Camareza

Advisor - Marketing

Veronica, has gained invaluable experience learning the various touch points of the brand and product lifecycle. Veronica's talent for identifying trends and sourcing materials for product development and manufacturing helped billion dollar brands, such as Victoria's Secret and The North Face, turn their design concepts into product lines with exceptional sell-through rates. She is now reach net sales of $1.8 billion. Ken played a key role in leading the due diligent teams for a successful $2 billion brand acquisition (Grey Goose), and set the stage for further global expansion. Helped financially manage a $250M Global Business Transformation Project

team designed to integrate the company's people, processes, and new technology around a single platform.



Comfort, Jack Daniels, and Peroni nationwide – just to name a few. He grew TEAM from a one man operation to a multi-million dollar company with over 400 full-time employees managing 7000 brand specialists who implement over 125,000 live events a year.

bringing her expertise full circle, partnering with the top creative talent, entrepreneurs, and providers in the industry.



Offering Summary

Maximum 5,350,000 shares* of Membership Units ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 50,000 shares of Membership Units ($10,000)

Company	ONE ROQ Spirits, LLC
Corporate Address	430 Virginia Street, Buffalo, NY 14201
Description of Business	Internationally award-winning, health and luxury lifestylevodka brand, featuring world's first decentralized (member-owned) business model
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.20 / Membership Unit
Minimum Investment Amount (per investor)	$100

Club Privileges (Perks)*

Silver Membership (Invest $100 to $449) // Receive up to 500-2245 shares of equity,all Privileges of the club, and two complimentary pieces of ONE ROQ luxury apparel.

Gold Membership (Invest $450 to $2,499) // Receive up to 2,250-12,495 shares ofequity, all Privileges of the club, and three complimentary pieces of ONE ROQ luxuryapparel.

Black Membership (Invest $2,500+) // Receive up to 12,500+ units of equity, all Privileges of the club, four complimentary pieces of ONE ROQ Vodka luxury Apparel, and a private dinner with the Founder.

All privileges & perks begin after the offering is completed, less those "In Development."

The 10% Bonus for StartEngine Shareholders

One ROQ will offer 10% additional bonus shares for all investments that arecommitted by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested inthe StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $0.20 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $2.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine CrowdfundingInc. investors receive their countersigned StartEngine Crowdfunding Inc. subscriptionagreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

VIDEO TRANSCRIPT (Exhibit D)

Main Video

[Music Plays]

[Man looking at his phone]

Where to tonight? I know a place. We'll enjoy it.

Can I help you two? Right this way.

Something to drink tonight? I'll have a One Roq. Soda with lime. One Roc Martini. Extra dirty.

I do apologize, we don't carry One Roq here. That's fine. I trust you will soon enough.

Ben, please tell me you didn't forget to get my brother a graduation gift.

Of course.

Ben???

Dear Bobby, congratulations on the accomplishments. All the best. Cheers, Ben.

I like that.

And one for us?

Yes.

There you go.

Cheers to Bobby.

Cheers to Bobby.

Roq Video

In the world of award winning and celebrity endorsed Vodkas, theres only one that you can own right here right now. Today, you can invest in One Roq Vodka, to launch an internationally, award winning spirits company, poised to disrupt the 70 billion dollar a year distilled spirits industry. Get your investment today to get a piece of your own luxury vodka. You'll build your own luxury distillery and enjoy access to your own luxury events. And that's not all. One Roq Vodka, escape the ordinary and own your spirit.

One Roq Bentley Video

This summer, Bentley Motors hosted an exclusive brunch in the Hamptons. One Roq, America's premium vodka, was invited to attend. Experience it at oneroq.com and fine retailers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.